UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF

EMPLOYEE STOCK PURCHASE, SAVINGSAND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the transition period from	to

Commission file number: 1-8972

A. Full title and address of the plan, if different from that of the issuer named below:

INDYMAC BANK, F.S.B. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INDYMAC BANCORP, INC.

888 East Walnut Street

Pasadena, California 91101-7211

FINANCIAL STATEMENTS AND EXHIBITS

(a)           Financial Statements

Filed as a part of this report on Form 11-K are the audited statements of net assets available for benefits of the IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) as of and for the year ended December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements and the related schedules were prepared in accordance with the financial reporting requirements of ERISA.

(b)           Exhibit

23.1         Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

IndyMac Bank, F.S.B. 401(k) Plan

(Name of Plan)

By:	/s/ S. BLAIR ABERNATHY
S. Blair Abernathy
Executive Vice President
and Chief Financial Officer

Date: June 27, 2008

IndyMac Bank, F.S.B. 401(k) Plan

Financial Statements and Supplemental Schedules

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Board of Directors and Employee Benefits Fiduciary Committee

IndyMac Bank, F.S.B. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the IndyMac Bank, F.S.B. 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 and supplemental schedule of delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not required parts of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 25, 2008

IndyMac Bank, F.S.B. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value	$156,411,315	$145,319,242
Receivables:
Employer’s contributions	—	939
Participants’ contributions	539	4,018
Total receivables	539	4,957
Net assets available for benefits	$156,411,854	$145,324,199

The accompanying notes are an integral part of these statements.

IndyMac Bank, F.S.B. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$(10,464,534)	$11,850,007
Dividends	1,877,311	1,395,164
Interest on participant notes receivable	429,797	246,165
Other	2,011	665
	(8,155,415)	13,492,001
Contributions:
Participants	30,533,932	27,788,208
Employer	6,817,710	8,362,868
Rollovers	6,667,576	3,818,722
	44,019,218	39,969,798

Total additions	35,863,803	53,461,799
Deductions from net assets attributed to:
Distributions to participants	24,464,993	9,201,050
Administrative expenses	311,155	314,513
Total deductions	24,776,148	9,515,563
Net increase	11,087,655	43,946,236

Net assets available for benefits:
Beginning of year	145,324,199	101,377,963
End of year	$156,411,854	$145,324,199

The accompanying notes are an integral part of these statements.

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN

IndyMac Bank, F.S.B. (“Indymac”), an indirect wholly-owned subsidiary of IndyMac Bancorp, Inc. (together, the “Company”), adopted the IndyMac Bank, F.S.B. 401(k) Plan (the “Plan”) for the benefit of the Company’s employees. The Plan was established to provide retirement savings benefits to eligible employees of the Company. Principal Life Insurance Company is the Plan recordkeeper and Principal Trust Company is the Plan custodian. The IndyMac Bank, F.S.B. Employee Benefits Fiduciary Committee (the “Fiduciary Committee”) has the responsibility to administer the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan covering all eligible employees of the Company and provides for retirement, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

CONTRIBUTIONS

For the plan year ended December 31, 2007, participants could contribute up to 40% of annual eligible compensation (consistent with 2006) to a maximum of $15,500 of pre-tax contributions, as defined in the Plan, as compared to a maximum of $15,000 of pre-tax contributions for the plan year ended December 31, 2006.  For 2008, the contribution deferral amount will remain constant at a maximum of $15,500 on a pre-tax basis. The Plan also allows eligible participants to contribute catch-up contributions of up to $5,000 for 2008, which is consistent with 2007 and 2006. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions). The Company may determine, at its discretion, employer matching contributions to be made. During the years ended December 31, 2007 and 2006, the Company matched 75 cents for every dollar contributed by the participant on the first 3% of the eligible pay the participant contributed to the Plan and 25 cents for every dollar contributed by the participant on the second 3% of the eligible pay contributed to the Plan. Employer matching contributions totaled $6.8 million and $8.4 million for the years ended December 31, 2007 and 2006, respectively. All employer contributions were made in cash.  During 2007, withdrawals from forfeited nonvested accounts were used to reduce employer contributions.  In February 2008, the Company announced it would suspend employer matching contributions effective March 1, 2008.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Plan earnings are based upon the number of units of the Plan in each participant’s account. Forfeited balances of terminated participants’ nonvested accounts can be applied as employer contributions made in advance, and can be used to reduce the Company’s future contributions and administrative fees. Participants may transfer funds between any of their investment funds except their Countrywide Financial Corporation common stock fund, from which only transfers out are permitted. There were 9,448 and 7,788 participants with an account balance in the Plan as of December 31, 2007 and 2006, respectively.

VESTING

Participants are immediately vested in their contributions plus actual investment returns thereon. Vesting in the Company’s contribution portion of their account plus actual investment returns thereon is based on years of continuous service. A participant vests at the rate of 20% per year until becoming fully vested after 5 years of service.

As a result of employee layoffs in 2007, the Company analyzed whether a partial termination of the Plan had occurred.  The Company concluded a partial termination of the Plan had not occurred based on the advice of outside legal counsel.  The Company

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN  (Continued)

will monitor this issue in 2008.   In the event of a partial termination of the Plan, the accounts of affected participants would be fully vested as required by applicable law.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options described below:

Indymac Bank Top Tier Money Market Savings Account

Monies are invested in Indymac’s FDIC-insured top tier money market savings account. Through March 3, 2008, this investment option served as the default investment fund for Plan participants.

Principal Pooled Separate Funds

Money Market – Monies are invested in high-quality, short-term money market instruments.

Government & High Quality Bond – Monies are primarily invested in securities that are AAA-rated or issued by the U.S. government, its agencies or instrumentalities. Monies may also be invested in mortgage-backed securities representing an interest in a pool of mortgage loans.

Large Cap Stock Index – Monies are normally invested in 500 of the nation’s largest companies - the same companies found in the Standard & Poor’s (S&P) 500 Stock Index.

Large Company Growth – Monies are invested in stocks of large seasoned companies deemed to have strong earnings growth potential. Up to 25% of assets may be invested in foreign securities.

Large Company Value – Monies are invested in stocks of companies with large market capitalizations at the time of purchase. Up to 25% of assets may be invested in foreign securities.

Mid-Cap Stock Index – Monies are primarily invested in common stocks of companies that compose the S&P 400 Mid Cap Stock Index, an index of 400 commonly traded mid-cap stocks.

Small-Cap Stock Index – Monies are primarily invested in common stocks of companies that compose the S&P 600 Small Cap Index, an index of 600 commonly traded small cap stocks.

Mutual Funds

American Century Small Cap Value Investment – This fund seeks long-term capital growth and normally invests at least 80% of its assets in equity securities of U.S. companies with small market capitalizations.

American Funds Growth Fund of America R3 – This fund seeks capital growth by investing in common stocks. Up to 15% of assets may be invested in securities of issuers domiciled outside of the United States and Canada, and not included in the S&P 500 Composite Index. The fund may invest up to 10% of assets in lower quality nonconvertible debt securities.

American Funds EuroPacific Growth R3 – This fund seeks long-term capital growth and primarily invests in securities of issuers located in Europe and the Pacific Basin.

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN  (Continued)

T. Rowe Price Science & Technology – This fund seeks long-term capital growth and normally invests at least 80% of its assets in companies expected to benefit from the development, advancement, and use of science and/or technology.

T. Rowe Price Mid-Cap Growth – This fund seeks long-term growth of capital and normally invests at least 80% of its assets in mid-cap common stocks with above-average growth potential. Also, the fund may invest in other securities including foreign stocks, futures, and options.

T. Rowe Price Equity-Income – This fund seeks dividend income and potential for capital appreciation is also considered. The fund will normally invest at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends and may also purchase other securities including foreign stocks, futures, and options.

Vanguard Growth & Income – This fund seeks a total return greater than that of the S&P 500 Index on an annual basis. The fund invests at least 65% of its assets in securities included in the S&P 500 Index.

Vanguard Asset Allocation – This fund seeks to maximize long-term total return and allocates assets among common stocks, bonds, and money-market instruments. It may invest up to 100% of assets in any one of the three asset classes.

Vanguard Total Bond Market Index – This fund seeks to track the performance of a broad, market-weighted bond index. As such, the fund invests at least 80% of its assets in bonds held in the index and maintains a dollar-weighted average maturity consistent with that of the index, ranging between 5 and 10 years.

Vanguard Explorer – This fund seeks long-term growth of capital and invests primarily in equity securities of small companies. These companies tend to be unseasoned but are considered to have superior growth potential.

Common Stock

IndyMac Bancorp, Inc. Common Stock – Monies are invested in the common stock of IndyMac Bancorp, Inc.

Countrywide Financial Corporation Common Stock – Monies are invested in the common stock of Countrywide Financial Corporation. The participants of the Plan can no longer contribute to this investment option.

Effective February 11, 2008, the Company added six new investment options to the Plan.  The six additions were Principal LifeTime Separate funds which are investment options based on a participant’s projected retirement date.  On March 4, 2008, these new investment options became the default investment option for participants that had not made an affirmative investment election in the Plan.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate, not in excess of that permitted by law. Principal and interest are paid ratably through monthly payroll deductions.

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 1 - DESCRIPTION OF PLAN  (Continued)

PAYMENT OF BENEFITS

On separation from service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution. If the participant has invested in the pooled or mutual funds, he or she will receive distributions in cash. If the participant has invested in IndyMac Bancorp, Inc. or Countrywide Financial Corporation stock, he or she can elect to receive distribution in either cash or shares.

Additionally, the Plan is subject to the annual minimum distribution requirements determined by Treasury Regulations under Section 401(a)(9) of the Internal Revenue Code (the Code).

FORFEITED ACCOUNTS

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $46,000 and $1.9 million, respectively. During 2007 and 2006, withdrawals from these accounts totaled $2.8 million and $146,000, respectively, and were used to reduce employer contributions or pay administrative fees.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the current year presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value. The value of each pooled separate account is determined at the close of each business day by Principal Life Insurance Company based on market values of the underlying investment securities. Common stocks are valued based upon the stock price at the last reported sales price on the last business day of the plan year. Mutual funds are valued at quoted market prices that represent the net asset values of underlying shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual method. Dividends are recorded on the ex-dividend date.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 addresses how entities should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under U.S. generally accepted accounting principles. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective prospectively for fiscal years beginning after November 15, 2007. The Plan will adopt SFAS 157 prospectively on January 1, 2008, and at this time has not determined what impact, if any, adoption of SFAS 157 will have on the Plan’s financial statements.

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 3 - INVESTMENTS

Principal Trust Company is the custodian of the Plan and trustee with respect to all assets in the Plan except for Indymac Bancorp, Inc. and Countrywide Financial Corporation common stock held at Bankers Trust Company, N.A. The fair values and the rates of return of the following individual investments are as follows:

	December 31, 2007		December 31, 2006
	Fair Value	Rate of Return	Fair Value	Rate of Return

Indymac Bank Top Tier Money Market Savings Account*	$42,826,016	4.83%	$ 38,857,175	4.47%
Principal Money Market Fund	4,318,579	4.86	1,958,431	4.55
Principal Government & High Quality Bond Fund	4,573,706	4.51	4,744,443	4.15
Principal Large Cap Stock Index Fund*	8,182,809	5.18	7,511,963	15.46
Principal Large Company Growth Fund	5,767,919	23.02	4,276,505	9.67
Principal Large Company Value Fund	4,553,987	(0.30)	4,351,607	19.92
Principal Mid-Cap Stock Index Fund	3,163,310	7.66	2,652,002	10.04
Principal Small-Cap Stock Index Fund	4,271,652	(0.51)	4,181,554	14.84
American Century Small Cap Value Investment Fund	4,291,028	(2.72)	4,413,577	15.52
American Funds Growth Fund of America R3 Fund	6,233,531	10.59	4,641,085	10.62
American Funds EuroPacific Growth R3 Fund*	15,731,306	18.58	10,605,241	21.43
T. Rowe Price Science & Technology Fund	3,361,523	11.88	2,549,750	7.10
T. Rowe Price Mid-Cap Growth Fund	6,267,905	17.65	4,644,643	6.79
T. Rowe Price Equity-Income Fund	7,774,804	3.30	6,573,355	19.14
Vanguard Growth & Income Fund*	9,674,478	2.62	8,935,850	14.01
Vanguard Asset Allocation Fund	6,323,446	6.58	4,939,681	16.02
Vanguard Total Bond Market Index Fund	5,870,825	6.92	4,884,059	4.27
Vanguard Explorer Fund	3,451,721	5.06	2,850,487	9.70
IndyMac Bancorp, Inc. Common Stock**	3,846,642	(85.67)	16,691,935	20.86
Countrywide Financial Corporation Common Stock	189,279	(78.25)	1,145,041	26.30
Total, excluding participant notes receivable	$150,674,466		$ 141,408,384

*     Represents 5% or more of the Plan’s net assets at December 31, 2007 and December 31, 2006

**   Represents 5% or more of the Plan’s net assets at December 31, 2006 only

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 3 – INVESTMENTS (Continued)

During the years ended December 31, 2007 and 2006, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2007	2006

Indymac money market and Principal pooled separate accounts:
Indymac Bank Top Tier Money Market Savings Accuont	$2,099,912	$1,560,210
Principal Money Market Fund	140,375	61,157
Principal Government & High Quality Bond Fund	198,357	176,819
Principal Large Cap Stock Index Fund	396,326	938,059
Principal Large Company Growth Fund	1,039,721	357,609
Principal Large Company Value Fund	(14,521)	616,879
Principal Mid-Cap Stock Index Fund	180,166	203,518
Principal Small-Cap Stock Index Fund	(47,181)	421,463
Indymac money market and Principal pooled separate accounts	3,993,155	4,335,714

Mutual funds:
American Century Small Cap Value Investment Fund	(175,613)	507,660
American Funds Growth Fund of America R3 Fund	499,605	372,628
American Funds Euro pacific Growth R3 Fund	2,009,668	1,428,615
T. Rowe Price Science & Technology Fund	287,720	153,734
T. Rowe Price Mid-Cap Growth Fund	821,264	248,278
T. Rowe Price Equity-Income Fund	56,175	817,625
Vanguard Growth & Income Fund	54,351	894,659
Vanguard Asset Allocation Fund	212,421	534,420
Vanguard Total Bond Market Index Fund	95,601	(10,424)
Vanguard Explorer Fund	132,910	166,243
Mutual funds	3,994,102	5,113,438

Common stock:
IndyMac Bancorp, Inc.	(17,670,977)	2,171,513
Countrywide Financial Corporation	(780,814)	229,342
Common stock	(18,451,791)	2,400,855
Net (depreciation) appreciation	$(10,464,534)	$11,850,007

NOTE 4 - RISKS AND UNCERTAINTIES

The Plan provides for various investments in pooled separate funds, mutual funds and common stock. Investments in general are subject to various risks, such as interest rate, credit and overall market volatility risks. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

INDYMAC BANK, F.S.B. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 and 2006

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE 6 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 12, 2002, stating that the Plan is qualified  under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

NOTE 7 - ADMINISTRATIVE EXPENSES

Recordkeeping fees are typically covered by the forfeitures of the Plan. For the years ended December 31, 2007 and 2006, these expenses approximated $311,000 and $315,000, respectively.

NOTE 8 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are units of pooled separate accounts managed by the Principal Life Insurance Company. Participants also have the option to invest in the Indymac Bank Top Tier Money Market Savings Account and IndyMac Bancorp, Inc. common stock. These transactions qualify as party-in-interest transactions, for which a statutory exemption exists.

Supplemental Schedules

IndyMac Bank, F.S.B. 401(k) Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

Indymac Bank*	Money Market Savings Account	$42,826,016
Principal Life Insurance Company*	Money Market Fund	4,318,579
Principal Life Insurance Company*	Government & High Quality Bond Fund	4,573,706
Principal Life Insurance Company*	Large Cap Stock Index Fund	8,182,809
Principal Life Insurance Company*	Large Company Growth Fund	5,767,919
Principal Life Insurance Company*	Large Company Value Fund	4,553,987
Principal Life Insurance Company*	Mid-Cap Stock Index Fund	3,163,310
Principal Life Insurance Company*	Small-Cap Stock Index Fund	4,271,652
American Century Investments	American Century Small Cap Value Fund	4,291,028
American Funds	American Funds Growth Fund of Amer R3 Fund	6,233,531
American Funds	American Funds Euro Pacific Growth R3 Fund	15,731,306
T. Rowe Price Funds	T. Rowe Price Science & Technology Fund	3,361,523
T. Rowe Price Funds	T. Rowe Price Mid-Cap Growth Fund	6,267,905
T. Rowe Price Funds	T. Rowe Price Equity-Income Fund	7,774,804
Vanguard Group	Vanguard Growth & Income Fund	9,674,478
Vanguard Group	Vanguard Asset Allocation Fund	6,323,446
Vanguard Group	Vanguard Total Bond Market Index Fund	5,870,825
Vanguard Group	Vanguard Explorer Fund	3,451,721
IndyMac Bancorp, Inc.*	Common Stock	3,846,642
Countrywide Financial Corporation	Common Stock	189,279
Participant Notes Receivable*	Rates range from 5.00% to 11.50%	5,736,849
Total		$156,411,315

*    Party-in-interest

IndyMac Bank, F.S.B. 401(k) Plan

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2007

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions

$5,849	$5,849